SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                    RYANAIR REPORTS RECORD PROFITS OF EUR401m,
                    PROFITS UP 33% AS TRAFFIC GROWS TO 42.5M

Ryanair, Europe's biggest low fares airline, today (5 June) released record net profits of EUR401m, a 33% increase over the prior year figure and EUR11m ahead of previous guidance. Ryanair's traffic grew by 22% to 42.5m, yields rose 7%, as revenues grew by 32% to EUR2.24bn. Unit costs increased by 9% mainly due to a 50% increase in fuel costs. Despite this significantly higher fuel bill, Ryanair maintained an industry leading after tax margin of 18%.

Summary Table of Results (IFRS) - in Euro

Full Year Results                 Mar 31,2006    Mar 31, 2007     % Increase
Passengers                            34.8m        42.5m              22%
Revenue                            EUR1.693bn      EUR2.237bn             32%
Adjusted Profit after Tax Note1&2)  EUR301.5m      EUR401.4m              33%
Adjusted Basic EPS(EuroCents)          19.66        25.99             32%
(Note 1,2&3))

Note 1 - Excludes EUR5.2m Net of Tax received from an insurance claim in y/e 31.03.06

Note 2 - Excludes EUR34.2m due to the release of a deferred Tax Overprovision in y /e 31.03.07

Note 3 - Adjusted by two for one stock split which occurred in February 2007

Ryanair's CEO Michael O'Leary said:

"These record profits and the strong growth in traffic, yields and revenues during a period of much higher oil prices and intense competition is a tribute to the strength of Ryanair's lowest fare model. The highlights of the past year include:

   - Profit growth of 33% to EUR401m - Up EUR100m on last year.
   - Traffic growth of 22% to 42.5m.
   - Purchase of 30 new aircraft, bringing the fleet to 133 units at year end.
   - Opening 153 new routes (including 3 new bases at Marseille, Madrid and Bremen).
   - Fuel costs increased by 50% to EUR693m.
   - Industry leading customer service and No.1 for pricing and punctuality.
   - Widened the price gap between Ryanair and our competitors.
   - Purchased 25.2% of Aer Lingus plc.
   - Strengthened the balance sheet with year end cash of EUR2.2bn.

The unusual feature of these results was the 7% rise in average fares, despite the 22% growth in traffic. This increase was largely driven by competitor fare increases and competitor fuel surcharges, as well as our checked baggage fees which are designed to encourage passengers to travel with carry-on luggage only. Ancillary Revenues grew by 40% thanks to a better passenger spend, increased penetration, and the growth of excess baggage revenues. In March we announced an agreement with Expedia, our new hotel provider, and we expect that ancillary revenues will continue to grow at a faster rate than scheduled traffic.

Due primarily to a 50% increase in fuel costs, unit costs rose by 9%. This was also impacted by a one off step up in our pilot crewing ratio due to longer sector lengths. We took advantage of recent dollar and oil price weaknesses to extend our fuel hedges to 90% for the remainder of fiscal 2008 at an average cost per barrel which is 10% lower than last year. This cost saving will help us to offset significantly higher airport charges this year at Stansted (where airport charges doubled on 1 April), and Dublin Airport, who continue to impose unjustified price increases despite delivering a sub-standard service through a portacabin facility. These monopoly price increases demonstrate again the abject failure of Aviation Regulators in both Ireland and the UK to protect the interests of consumers.

We continue to press for the break-up of the BAA airport monopoly and welcome the recent OFT and Competition Commission investigation of the BAA. The current BAA Stansted plan to waste almost GBP4bn building a second runway and terminal (which should cost less than GBP1bn) provides further proof of this monopoly abuse. Similarly at Dublin, Ryanair opposes the ludicrous plans to waste over EUR800m building a 15 MPPA passenger terminal which Ryanair is willing to build (and pay for) at a cost of less than EUR200m. The Irish Regulator has failed to investigate or explain why the DAA's costs of this facility have quadrupled over the past year without any increase in capacity. His current proposal that Ryanair passengers who will never use T2 should pay higher airport charges to fund it, is contrary to the "User Pays" principle of aviation regulation. The significant cost increases associated with these higher airport charges at Stansted and Dublin since April, combined with Gordon Brown's decision to engage in "highway robbery" by doubling UK airport departure taxes has had a negative impact on traffic and yields.

Forward bookings and yields continue to be soft and Ryanair continues to respond with aggressive price promotions including a current offer of GBP20 off all return fares on all flights. As has always been the case, Ryanair will lead and win every fare war in Europe, because Ryanair has the lowest costs and the lowest fares.

Ryanair has recently extended this price war by launching a unique "lowest price" guarantee. Subject to the terms and conditions of this programme, Ryanair will refund double the difference to any passenger who can find a lower fare from any competitor airline on any Ryanair route. Thus far we have paid remarkably few claims, simply because no other airline can match Ryanair's low fares.

The European Commission's review of Ryanair's proposed offer for Aer Lingus has been ongoing for the past 6 months. The decision by DG Competition to refer this merger to a Phase 2 review was unprecedented and a radical departure from the Commission's long standing policy of encouraging EU airline consolidation. It is difficult to understand how the EU can wave through precedent mergers (such as Air France/KLM, Lufthansa/Eurowings and Lufthansa/SAS) in Phase 1 with minimal remedies, yet in this case a merger of two Irish airlines with bases at a peripheral European city (Dublin), which together account for less than 5% of EU traffic, has been referred to Phase 2. Ryanair's proposed remedies now include guaranteed fare and fuel surcharge reductions of over EUR100m per annum for Aer Lingus consumers, combined with the surrender of a significant number of Heathrow slots (the most valuable in the world) and Dublin slots. Accordingly, any failure by the European Commission to approve this merger will be an entirely political decision to put the narrow political interests of the Irish Government before those of European competition and European consumers. Ryanair will immediately refer any such prohibition to the European Courts, and given the significant inaccuracies and omissions in the Commission's Statement of Objection we believe that any Court challenge has a high prospect of success.

Ryanair's "lowest fare" business model is strongly cash generative. Cash on hand at March 31st 2007 amounted to EUR2.2bn. At the AGM on September 22nd 2006 the shareholders authorised that the Directors could re-purchase Ordinary shares ("buyback") amounting to 5% of the Company's issued share capital. The Directors have decided, in the best interests of the Company and its shareholders as a whole, to undertake a buyback programme, under which up to EUR300 million would be available for return. At the current market price of EUR5.20 this equates to a buy back of approximately 3.63% of the existing issued share capital of the Company. We anticipate starting the buyback programme on/after June 7th 2007 onward.

Ordinary shares will be repurchased under the programme in accordance with the provisions of the Company's annual re-purchase authority and the requirements of the Irish Stock Exchange and UK Listing Authority rules. The Company's brokers, Davy, will conduct the share buyback programme, and shares repurchased will be cancelled immediately. Only Ordinary shares (and no ADR's) will be repurchased.

As we indicated at the release of our April traffic statistics, we have recently noticed a softening of market conditions which has been reflected in lower load factors and yields. Whilst we remain confident that traffic over the coming year will grow by 22% to over 52 million passengers, we believe that if trading conditions continue to be soft, then yields will fall by up to 5% compared to last year's figure. Unit costs will rise over the coming year by 6% or 7%, largely due to longer sector lengths (+7%), substantially higher airport charges at Stansted and Dublin and a one time increase in cabin crew ratios, although these will be partially offset by the lower fuel costs already secured through our hedging programme. As a result we expect profit growth over the coming year to be more modest and to rise by approximately 5%. At this time with no visibility of Winter bookings and yields, we believe that the Company and our shareholders should remain cautious and conservative. We expect the seasonality established over recent years to continue and the vast majority of our annual profits will be generated in the first half of the fiscal year, with a consequent reduction in profitability and maybe even small losses being recorded during quarters 3 and 4.

Over the coming year Ryanair will increase its fleet by a net 30 aircraft as we have commenced our planned disposal programme and have already sold 5 aircraft delivered in 1999. We will launch at least 3 new bases (2 of which, Dusseldorf-Niederrhein and Bristol, have been announced), and we expect to open more than 50 new routes. We will continue to aggressively stimulate traffic growth by promoting Ryanair's lowest fare guarantee in every market. If market conditions continue to be soft, as is presently the case, then this ambitious traffic growth can only be delivered by discounting fares and reducing yields. This remains an extremely volatile and cyclical business, but over time the price leaders such as Southwest in the U.S. and Ryanair in Europe have repeatedly demonstrated that during periods of adverse trading conditions, the lowest fare and lowest cost carrier makes the greatest gains. Ryanair will continue to offer the lowest fares and the lowest costs in every market we operate to the benefit of our passengers, our people and our shareholders.

ends.

For further information     Howard Millar             Pauline McAlester
please contact:             Ryanair Holdings Plc      Murray Consultants
                            Tel: 353 1 812 1212       Tel: 353 1 498 0300

                                www.ryanair.com

The directors of Ryanair accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair in respect of the information contained in this announcement relating to Aer Lingus and the Aer Lingus Group, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair to verify this information). To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 20 bases and 487 low fare routes across 25 countries. By the end of March 2008 Ryanair will operate a fleet of 163 new Boeing 737-800 aircraft with firm orders for a further 99 new aircraft (all net of planned disposals), which will be delivered over the next 5 years. Ryanair currently employs a team of 4,500 people and expects to carry approximately 52 million scheduled passengers in the current fiscal year.




Ryanair Holdings plc and Subsidiaries
Consolidated Income Statement measured in accordance with IFRS(unaudited)

                                                       Year         Year
                                                      ended        ended
                                                    Mar 31,      Mar 31,
                                                     2007         2006
                                                    EUR'000      EUR'000
                                                    -------      -------
Operating revenues

   Scheduled revenues                           1,874,791    1,433,377
   Ancillary revenues                             362,104      259,153
                                                  -------      -------
Total operating revenues
-continuing  operations                         2,236,895    1,692,530
                                                  -------      -------

Operating expenses
   Staff costs                                    226,580      171,412
   Depreciation                                   143,503      124,405
   Fuel & oil                                     693,331      462,466
   Maintenance, materials & repairs                42,046       37,417
   Marketing & distribution costs                  23,795       13,912
   Aircraft rentals                                58,183       47,376
   Route charges                                  199,240      164,577
   Airport & handling charges                     273,613      216,301
   Other                                          104,859       85,557
                                                  -------      -------

Total operating expenses                          1,765,150    1,323,423
                                                   -------      -------
Operating profit before exceptional
items                                             471,745      369,107

   Aircraft insurance claim                             -        5,939
                                                  -------      -------

Operating profit after exceptional
items - continuing operations                      471,745      375,046
                                                   -------      -------
Other income/(expenses)
   Finance income                                  62,983       38,219
   Finance expense                                (82,876)     (73,958)
   Foreign exchange (losses)                         (906)      (1,234)
   Gains on disposal of property, plant &              91          815
   equipment                                        -------      -------

Total other income/(expenses)                       (20,708)     (36,158)
                                                    -------      -------

Profit before tax                                   451,037      338,888

   Tax on profit on ordinary activities           (49,636)     (32,176)
   Exceptional item - release of prior year        34,199            -
   tax overprovision                                -------      -------


Profit for the year - all attributable
to equity holders of parent                          35,600      306,712
                                                    =======      =======


   Basic earnings per ordinary share Euro cent      28.20        20.00
   **
   Diluted earnings per ordinary share Euro         27.97        19.87
   cent**
   *Basic adjusted earnings per ordinary share      25.99        19.66
   Euro cent**
   *Diluted adjusted earnings per ordinary          25.77        19.53
   share Euro cent**
   Number of ordinary shares (in 000's)**       1,544,457    1,533,666
   Number of diluted shares (in 000's)**        1,557,503    1,543,562

   *Calculated on profit for the year before exceptional items (net of tax).
   ** Adjusted for share split of 2 for 1 which occurred on February 26, 2007

                                                                  Page 1





Ryanair Holdings plc and Subsidiaries
Consolidated Balance Sheet measured in accordance with IFRS(unaudited)

                                                    Mar 31,      Mar 31,
                                                     2007         2006
                                                    EUR'000      EUR'000
                                                    -------      -------


Non-current assets
Property, plant and equipment                   2,884,053    2,532,988
Intangible assets                                  46,841       46,841
Available for sale financial asset                406,075            -
Derivative financial instruments                        -          763
                                                   --------    ---------

Total non-current assets                        3,336,969    2,580,592
                                                   --------    ---------

Current assets
Inventories                                         2,420        3,422
Other assets                                       77,707       29,453
Trade receivables                                  23,412       29,909
Derivative financial instruments                   52,736       18,872
                                                   --------    ---------

Cash and cash equivalents                       1,346,419    1,439,004

Financial assets: cash > 3months                  592,774      328,927

Restricted cash                                   258,808      204,040
                                                   ========    ========

Total current assets                            2,354,276    2,053,627
                                                   --------    ---------

Total assets                                    5,691,245    4,634,219
                                                   ========    =========

Current liabilities
Trade payables                                     54,801       79,283
Accrued expenses and other liabilities            807,136      570,614
Current maturities of long term debt              178,918      153,311
Derivative financial instruments                   56,053       27,417
Current tax                                        20,822       15,247
                                                   --------    ---------

Total current liabilities                       1,117,730      845,872
                                                   --------    ---------
Non-current liabilities
Provisions                                         28,719       16,722
Derivative financial instruments                   58,666       81,897
Deferred income tax liability                     151,032      127,260
Other creditors                                   112,177       46,066
Long term debt                                  1,683,148    1,524,417
                                                   --------    ---------

Total non-current liabilities                   2,033,742    1,796,362
                                                   --------    ---------
Shareholders' equity
Issued share capital                                9,822        9,790
Share premium account                             607,433      596,231
Retained earnings                               1,905,211    1,467,623
Other reserves                                     17,307      (81,659)
                                                   --------    ---------
Shareholders' equity                            2,539,773    1,991,985
                                                   --------    ---------

Total liabilities and shareholders'             5,691,245    4,634,219
equity                                             ========    =========

                                                              Page 2



Ryanair Holdings plc and
Subsidiaries

Consolidated Cashflow Statement measured in accordance with IFRS(unaudited)

                                                     Mar 31,      Mar 31,
                                                      2007         2006
                                                     EUR'000      EUR'000
                                                    -------      -------
Operating activities
----------------------
Profit before tax                                  451,037      338,888

Adjustments to reconcile profits before
tax to net cash provided by operating
activities
Depreciation                                       143,503      124,405
Decrease/(increase) in inventories                   1,002         (962)
Decrease/(increase) in trade                         6,497       (9,265)
receivables
(Increase) in other current assets                 (30,849)        (882)
(Decrease) in trade payables                       (24,482)     (12,835)
Increase in accrued expenses                       233,839      150,083
Increase in other creditors                         75,351       11,402
Increase in maintenance provisions                  11,997        9,486
(Gain) on disposal of fixed assets                     (91)        (815)
Interest receivable                                     48       (3,959)
Interest payable                                     2,671        1,159
Retirement costs                                       589          507
Share based payment                                  3,935        2,921
Income tax                                          (5,194)         437
                                                    --------     --------

Net cash provided by operating                     869,853      610,570
activities                                          --------     --------

Investing activities
----------------------
Capital expenditure (purchase of property,
plant and equipment)                              (494,972)    (546,225)
Proceeds from sale of property, plant and
equipment                                              495        8,460
Purchase of equities classified as
available for sale                                (344,917)           -
(Investment) in restricted cash                    (54,768)           -
(Investment)/reduction in financial
assets: cash > 3months                             (263,847)     200,480
                                                   --------     --------

Net cash used in investing activities           (1,158,009)    (337,285)
                                                    --------     --------

Financing activities
----------------------
Net proceeds from shares issued                     11,233       30,590
Proceeds from long term borrowings                 339,409      386,809
Repayments of long term borrowings                (155,071)    (123,938)
                                                    --------     --------

Net cash provided by financing                     195,571      293,461
activities                                          --------     --------

(Decrease)/increase in cash and cash
equivalents                                        (92,585)     566,746

Cash and cash equivalents at beginning of        1,439,004      872,258
year                                                --------     --------



Cash and cash equivalents at end of              1,346,419    1,439,004
year                                                ========     ========

                                                                   Page 3

Ryanair Holdings plc and Subsidiaries
Consolidated Statement of Recognised Income and Expense measured in accordance with IFRS (unaudited)

                                                 Mar 31,      Mar 31,
                                                   2007         2006
                                                  EUR'000      EUR'000
                                                  -------      -------
Net actuarial gains from
retirement benefit plans                          1,988        2,327
                                                  -------      -------

Cash flow hedge reserve
New movements into cash
flow hedge reserve                                 79,025       65,966

Movements from cash flow
hedge reserve                                      (32,920)     (22,960)
                                                    -------      -------

Net movements into cash
flow hedge reserve                                 46,105       43,006
                                                  -------      -------

Net change in fair value of
available for sale
financial asset                                    48,926            -
                                                   -------      -------
Income and Expense
recognised directly in
equity                                             97,019       45,333
                                                   -------      -------

                                                     ------      -------
Profit for the period                                435,600      306,712
                                                     -------      -------

                                                     -------      -------
Total recognised income and
expense                                              532,619      352,045
                                                     =======      =======

Reconciliation of adjusted earnings
per share (unaudited)
                                                        Mar 31,      Mar 31,
                                                        2007         2006
                                                        EUR'000      EUR'000
                                                       -------      -------

Profit for the period under IFRS                       435,600      306,712

Adjustments
-------------
Aircraft insurance claim                                 -           (5,939)
Taxation adjustment for
above                                                    -             742

Exceptional item - release
of prior year tax
overprovision                                          (34,199)           -
                                                         -------      -------

Adjusted profit under IFRS                               401,401      301,515
                                                         =======      =======
Number of ordinary shares (in 000's)

                 -Basic                                1,544,457    1,533,666
                 -Diluted                              1,557,503    1,543,562

Adjusted earnings per ordinary share

              -Basic (EUR cent)                           25.99        19.66
             -Diluted (EUR cent)                          25.77        19.53



Consolidated changes in shareholders' equity

                                                  Share
                                    Ordinary    premium     Retained        Other
                                      shares    account     earnings     reserves      Total
                                     EUR'000    EUR'000      EUR'000      EUR'000      EUR'000
                                     -------    -------      -------      -------      -------

Balance at April 1, 2006             9,790    596,231    1,467,623      (81,659)   1,991,985

Issue of ordinary equity
shares                                  32     11,202            -            -       11,234
----------------------------------   -------    -------      -------      -------      -------
New movements into cash
flow hedge reserve                       -          -            -       79,025       79,025
Movements from cash flow
hedge reserve                            -          -            -      (32,920)     (32,920)
----------------------------------   -------    -------      -------      -------      -------
Movement in reserves                     -          -            -       46,105       46,105
----------------------------------   -------    -------      -------      -------      -------
Net change in fair value of
available for sale
financial asset                          -          -            -       48,926       48,926

Share based payments                     -          -            -        3,935        3,935
Retirement benefits                      -          -        1,988            -        1,988
Profit for the period                    -          -      435,600            -      435,600
                                     -------    -------      -------      -------      -------

Balance at March 31, 2007            9,822    607,433    1,905,211       17,307     2,539,773
                                     =======    =======      =======      =======      =======

                                                                                   Page 4

Ryanair Holdings plc and Subsidiaries
Consolidated Income Statement measured in accordance with US GAAP (unaudited)

                                                       Year        Year
                                                      ended       ended
                                                    Mar 31,      Mar 31,
                                                     2007         2006
                                                    EUR'000        EUR'000

Operating revenues
   Scheduled revenues                           1,874,791    1,433,377
   Ancillary revenues                             362,104      259,153
                                                    -------     --------

Total operating revenues
-continuing operations                         2,236,895    1,692,530
                                                 -------     --------



Operating expenses
   Staff costs                                    226,770      168,921
   Depreciation                                   145,080      125,876
   Fuel & oil                                     693,331      462,466
   Maintenance, materials & repairs                42,046       37,417
   Marketing & distribution costs                  23,795       13,912
   Aircraft rentals                                58,183       47,376
   Route charges                                  199,240      164,577
   Airport & handling charges                     273,613      216,301
   Other                                          104,859       85,494
                                                   -------     --------
Total operating expenses                        1,766,917    1,322,340
                                                    -------     --------
Operating profit before
exceptional items                                  469,978      370,190

   Aircraft insurance claim                             -        5,939
                                                    -------     --------

Operating profit after exceptional
items - continuing operations                       469,978      376,129
                                                    -------     --------

Other income/(expenses)
   Finance income                                  62,983       38,219
   Finance expense                                (70,425)     (65,986)
   Derivative financial instruments               (13,337)           -
   Foreign exchange (losses)                         (906)      (1,234)
   Gains on disposal of property, plant &              91          815
   equipment                                        -------     --------

Total other
income/(expenses)                                 (21,594)     (28,186)
                                                    -------     --------

Income before taxation                             448,384      347,943

   Taxation                                       (49,304)     (33,111)
   Exceptional item - release of prior year        34,199            -
   tax overprovision                               -------     --------

Net income attributable to equity holders of
parent                                             433,279      314,832
                                                    =======     ========

Basic earnings per ADS (Euro cent)**                140.27       102.64
Diluted earnings per ADS (Euro cent)**              139.09       101.98
*Basic adjusted earnings per ADS (Eurocent)**       129.20       100.95
*Diluted adjusted earnings per ADS (Euro cent)**    128.12       100.30
 No. of ordinary shares (in 000's)**             1,544,457    1,533,666
  Diluted no. of ordinary shares (in 000's)**    1,557,503    1,543,562

*Calculated on net income before non-recurring items (net of tax). (5 ordinary shares equal 1 ADS)

** Adjusted for share split of 2 for 1 which occurred on February 26, 2007

                                                                  Page 5


Ryanair Holdings plc and Subsidiaries
Summary of significant differences between IFRS and US generally accepted accounting principles(unaudited)


(A) Net income under US GAAP



                                   ------Year ended-----

                                                    Mar 31,      Mar 31,
                                                     2007         2006
                                                  EUR'000      EUR'000
Net income in accordance with IFRS                435,600      306,712


Adjustments
Pensions                                             (190)        (430)
Share based payments                                    -        2,921
Capitalised interest re aircraft
acquisition programme                              10,874        6,501
Derivative financial instruments                  (13,337)           -
Darley Investments Limited                              -           63
Taxation - effect of above adjustments                332         (935)
                                                  ---------     --------
Net income in accordance with US GAAP             433,279      314,832
                                                  =========     ========


(B) Consolidated cashflow statement in accordance with US GAAP

                                                    Mar 31,      Mar 31,
                                                     2007         2006
                                                  EUR'000      EUR'000
Cash inflow from operating activities             880,727      617,071

Cash (outflow) from investing                  (1,168,883)    (343,786)
activities
Cash inflow from financing activities             195,571      293,461
                                                  ---------     --------
(Decrease)/increase in cash and cash
equivalents                                       (92,585)     566,746
Cash and cash equivalents at beginning of
period                                          1,439,004      872,258
                                                 ---------     --------
Cash and cash equivalents at end of period      1,346,419    1,439,004
                                                  =========     ========

Cash and cash equivalents under US GAAP         1,346,419    1,439,004
Restricted cash                                   258,808      204,040
Deposits with a maturity of > three months        592,774      328,927
                                                 ---------     --------
Total Cash                                      2,198,001    1,971,971
                                                  =========     ========

                                                                  Page 6



Ryanair Holdings plc and Subsidiaries

Summary of significant differences between
IFRS and US generally accepted accounting principles(unaudited)



(C) Shareholders' funds - equity

                                                        Mar 31,      Mar 31,
                                                         2007         2006
                                                      EUR'000      EUR'000
                                                        -------      -------

Shareholders' equity as reported in the
consolidated balance sheets in accordance with IFRS     2,539,773    1,991,985

Adjustments:
Pension                                                     -        9,240

Capitalised interest (net of amortisation)
regarding aircraft acquisition programme               40,322       29,448

Derivative financial instruments                       (8,609)           -
Minimum pension liability (net of tax)                      -       (4,295)

Tax effect of adjustments (excluding pension)          (3,964)      (5,931)
                                                       --------     --------

Shareholders' equity as adjusted to accord
with US GAAP                                           2,567,522    2,020,447
                                                       ========     ========



Opening shareholders' equity under US GAAP           2,020,447    1,629,819

Comprehensive income
Minimum pension liability (net of tax)                    -        2,201
Unrealised (losses)/gains on derivative
financial instruments (net of tax)                     50,241       43,005
Available for sale financial asset                     48,926            -
Net income in accordance with US GAAP                 433,279      314,832
Reserve movement in pension benefits (net of
tax)                                                   2,178            -
Adoption of SFAS 158 (including elimination of
additional minimum liability)                          (2,718)           -
                                                     --------     --------
Total comprehensive income                            531,906      360,038

Share based payments                                    3,935            -
Stock issued for cash                                  11,234       30,590
                                                     --------     --------

Closing shareholders' equity in accordance
with US GAAP                                        2,567,522    2,020,447
                                                     ========     ========

                                                                  Page 7


                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results


Introduction

For the purposes of the MD&A all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.

Exceptional items in the year ended March 31, 2007 amounted to EUR34.2m which primarily arose from the one time release of an overprovision, principally from deferred tax. In the year ended March 31, 2006 there was also an exceptional receipt of EUR5.2m (net of tax) arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft.

Profit after tax increased by 42% to EUR435.6m compared to EUR306.7m in the previous year ended March 31, 2006, whilst adjusted profit after tax increased by 33% to EUR401.4m

Summary Year ended March 31, 2007

Profit after tax increased by 33% to EUR401.4m, compared to EUR301.5m in the previous year ended March 31, 2006. These results reflect a 7% increase in average fares (including checked in baggage revenues), very strong growth in ancillary revenues, offset by significantly higher fuel costs, which increased by 50% to EUR693.3m, and a one off step up in pilot crewing ratios which resulted in staff costs rising by 32% to EUR226.6m. Total operating revenues increased by 32% to EUR2,236.9m, which was faster than the 22% growth in passenger volumes, as average fares rose by 7% and ancillary revenues grew by 40% to EUR362.1m. Total revenue per passenger as a result increased by 8%, whilst Passenger Load Factor decreased by 1 point to 82% during the year.

Total operating expenses increased by 33% to EUR1,765.2m, due to the increased level of activity, and the increased costs, associated with the growth of the airline. Fuel, which represents 39% of total operating costs compared to 35% last year, increased by 50% to EUR693.3m due to substantial increases in the US dollar cost per gallon, partially offset by a positive movement in the US dollar exchange rate versus the euro and an average 3% reduction in fuel consumption resulting from the installation of winglets on our Boeing 737-800 fleet. Unit costs excluding fuel and staff costs remained flat. Staff costs rose by 32% reflecting an increase in pilot crewing ratios primarily as a result of the ongoing increases in sector length. As a result, operating margins decreased by 1 point to 21%, whilst operating profit increased by 28% to EUR471.7m.

Net Margins remained flat at 18% for the reasons outlined above.

Adjusted earnings per share have increased by 32% to 25.99 cent for the year.

Balance Sheet

The strong growth in profitability continues to positively impact the balance sheet with Total Cash increasing by EUR226.0m to EUR2,198.0m despite acquiring a 25.2% stake in Aer Lingus for EUR344.9m and funding an additional EUR489.2m in capital expenditure largely from internal resources. This cashflow part funded the extensive aircraft delivery programme and additional aircraft advance payments. Total debt net of repayments increased during the year by EUR184.3m. Shareholders' Equity at March 31, 2007 have increased by EUR547.8m to
EUR2,539.8m, compared to March 31, 2006 due to the EUR401.4m increase in profitability during the year, the exercise of share options which increased shareholder funds by EUR11.2m and the impact of the IFRS accounting treatment for derivative financial instruments, financial assets, pensions and stock options are accounted for within equity and which also increased shareholders funds by EUR99.0m.


Detailed Discussion and Analysis Year ended March 31, 2007

Profit after tax, increased by 33% to EUR401.4m due to a 7% increase in average fares (including checked in baggage revenues), strong growth in ancillary revenues, offset by increased fuel costs which rose by 50% to EUR693.3m primarily reflecting the higher US dollar cost per gallon and a one off step up in staff costs, due to higher pilot crewing ratios, which rose by 32% to EUR226.6m. Operating margins, as a result decreased by 1 point to 21%, which in turn resulted in Operating profit increasing by 28% to EUR471.7m compared to year ended March 31, 2006.

Total operating revenues increased by 32% to EUR2,236.9m whilst passenger volumes increased by 22% to 42.5m. Total revenue per passenger increased by 8% in the year due to higher average fares and strong ancillary revenue growth.

Scheduled passenger revenues increased by 31% to EUR1,874.8m due to a 7% increase in average fares (including checked baggage revenues) reflecting the benign yield environment during the year supported by competitor fuel surcharges. Passenger volumes increased by 22% to 42.5m reflecting increased passenger numbers on existing routes, the successful launch of our new routes and bases. Load factor decreased by 1 point to 82% during the year due to the 23% increase in seat capacity.

Ancillary revenues continue to grow faster than passenger volumes with revenues increasing by 40% to EUR362.1m in the year. This performance reflects the strong growth in on board sales, non-flight scheduled revenues including excess baggage revenue. On March 22, 2007 we announced a new five year hotel partnership with Expedia.

Total operating expenses rose by 33% to EUR1,765.2m due to the increased level of activity, and the increased costs associated with the growth of the airline particularly higher fuel and staff costs. Total operating expenses were also adversely impacted by a 6% increase in the average sector length, whilst higher US dollar fuel prices were partially offset by the strength of the euro exchange rate against the US dollar.

Staff costs have increased by 32% to EUR226.6m. This primarily reflects a 30% increase in average employee numbers to 4,462 and the impact of pay increases granted during the year. Employee numbers rose due to an increase in pilot crewing ratios as a result of continued increases in sector length. Pilots, who earn higher than the average salary, accounted for 43% of the increase in employees during the year.

Depreciation and amortisation increased by 15% to EUR143.5m. There are an additional 19 'owned' Boeing 737-800 aircraft in the fleet this year compared to last year. The resultant higher depreciation charge was offset by a combination of lower amortisation due to the retirement of Boeing 737-200 aircraft and the positive impact of a new engine maintenance deal on the cost of amortisation of Boeing 737-800 aircraft. The strengthening of the euro versus the US dollar also had a positive impact on the depreciation and amortisation charge.

Fuel costs rose by 50% to EUR693.3m due to a 25% increase in the number of hours flown and a 28% increase in the average US dollar cost per gallon of fuel partially offset by the positive impact of the strengthening of the euro versus the US dollar and a 3% reduction in fuel consumption due to the installation of winglets on our Boeing 737-800 fleet.

Maintenance costs increased by 12% to EUR42.0m, reflecting improved reliability of the Boeing 737-800's operated, due to a combination of the rise in the number of leased Boeing 737-800 aircraft from 17 to 32, a lower level of maintenance costs incurred due to the retirement of the Boeing 737-200's, and the positive impact of the strengthening of the euro versus the US dollar exchange rate.

Marketing and distribution costs increased by 71% to EUR23.8m due to a higher level of marketing activity and related expenditure compared to the previous year as the number of routes operated rose by 67% to 428 at the year end and the number of bases increased by 3 to 18.

Aircraft rental costs increased by 23% to EUR58.2m reflecting an additional 15 leased aircraft during the year.

Route charges rose by 21% to EUR199.2m due to an increase in the number of sectors flown and an increase of 6% in the average sector length, offset by a reduction in enroute charges in certain EU countries.

Airport and handling charges increased by 27% to EUR273.6m. This is higher than the growth in passenger volumes and reflects the impact of increased costs at certain existing airports, particularly at our Dublin base, which has grown significantly this year and has a much higher average cost per passenger, offset by lower costs at new airports and bases.

Other expenses increased by 23% to EUR104.9m, which is lower than the growth in ancillary revenues due to improved margins on some existing products and cost reductions on some indirect costs.

Operating margins have declined by 1 point to 21% due to the reasons outlined above whilst operating profits have increased by 28% to EUR471.7m during the year.

Interest receivable has increased by 65% to EUR63.0m for the year due to the combined impact of higher levels of cash and cash equivalents and increases in average deposit rates earned in the year.

Interest payable increased by 12% to EUR82.9m due to the drawdown of further debt to part fund the purchase of new aircraft and the adverse impact of higher interest rates.

Foreign exchange losses have decreased during the year to EUR0.9m due to the positive impact of changes in the US dollar exchange rates against the euro compared to last year.

The gain on disposal of fixed assets of EUR0.1m arises from the disposal of various plant & equipment.

The Company's Balance Sheet continues to strengthen due to the strong growth in profits during the year. The Company generated cash from operating activities of EUR869.9m which part funded the investment in financial assets (Aer Lingus) of EUR344.9m and capital expenditure incurred during the year with the balance reflected in Total Cash of EUR2,198.0m. Capital expenditure amounted to EUR494.9m which largely consisted of advance payments for future aircraft deliveries and the delivery of fifteen aircraft. Long term debt, net of repayments increased by EUR184.3m during the year.

Shareholders' Equity at March 31, 2007 has increased by EUR547.8m to EUR2,539.8m, compared to March 31, 2006 reflecting the EUR401.4m increase in profitability during the year and the exercise of share options which increased shareholder funds by EUR11.2m and the impact of the IFRS accounting treatment for derivative financial instruments, financial assets, pensions and stock options which are accounted for within equity and which also increased shareholders funds by EUR99.0m.



                       Notes to the Financial Statements

IFRS

 1. - Accounting Policies

    This year's financial information has been prepared in accordance with the accounting policies set out in Ryanair's consolidated financial statements for the year ended March 31, 2007, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU.

 2. - Approval of the Preliminary Announcement

    The Audit Committee approved the consolidated financial statements for the half year ended March 31, 2007 on June 01, 2007.

 3. - Available for Sale Securities

    During the year the company acquired a 25.2% stake in Aer Lingus at a cost of EUR344.9m. This is reflected at market value at March 31, 2007 at EUR406.1m.

    US GAAP

 4. - Accounting for Share-Based Payments

    Under SFAS No. 123R, which was adopted by the Company on April 1, 2006, the Company is required to account for share-based employee compensation using a fair value based method. The Company has elected to use the Binomial Lattice option pricing model to determine the fair-value of share-based awards under SFAS No. 123R, consistent with that previously used for pro forma disclosures under SFAS No. 123 ("Accounting for Stock-Based Compensation").

     The Company has elected to use the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior years have not been restated to reflect the impact of the revised standard. In this year's financial information, the Company has, as a result of the adoption of SFAS No. 123R, recorded incremental share-based compensation expense of EUR3.9m in its US GAAP income statement.

    Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee share-based compensation plans using the intrinsic method prescribed by APB Opinion No. 25. The Company applied the disclosure provisions of SFAS No. 123, as if the fair value based method has been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of the Group's employee share options was equal to the market price of the underlying share on the date of grant, no compensation expense was recognised. If the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based compensation during the year ended March 31, 2006, reported income under US GAAP would have changed from EUR314.8 million to EUR311.9 million with resulting Net income per ADS, basic and diluted, of 101.69 Euro cents and 101.04 Euro cents respectively.

 5. -  Accounting for Pensions - US GAAP

        The Company also adopted the provisions of SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans" in the year to 31 March 2007. This requires the full fair value of the group's defined benefit pension obligations to be recognised within the group's US GAAP balance sheet, whereas previously, under SFAS No. 87 "Employers Accounting for Pensions" such obligations were permitted to be partially recognised in certain circumstances using the "Corridor Method". The adoption of this standard had no effect on the consolidated income statement of the group however, resulted in a net decrease of EUR2.7m in the group's shareholders' equity in accordance with US GAAP in the year to March 31, 2007 only. In accordance with the transition provisions of that standard shareholders' equity as previously reported for the year to March 31, 2006 remains unchanged.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  05 June 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director